Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock purchased by Cascade Investment, L.L.C. during the period February 6, 2009 through February 19, 2009.  All of the acquisitions were affected on the New York Stock Exchange through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share	Range of Price Paid per Share
2/6/2009	500,000	24.5166	$24.375 - $24.78
2/9/2009	500,000	24.2906	$23.96 - $24.59
2/10/2009	600,000	23.7432	$23.41 - $24.475
2/11/2009	435,000	23.7547	$23.47 - $24.00
2/12/2009	500,000	23.8634	$22.87 - $24.66
2/13/2009	600,000	24.2347	$23.94 - $24.59
2/17/2009	413,100	23.5364	$23.17 - $23.935
2/18/2009	402,000	23.7235	$23.25 - $23.995
2/19/2009	297,800	23.9175	$23.72 - $24.185